                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )*

                             NET COMMAND TECH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64107H100
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

       Geoffrey Todd Hodges, Esq., c/o Agliano, Hodges & Whittemore, P.A.,
              400 North Tampa Street, Suite 2630, Tampa, FL 33602;
                                 (813) 225-1515
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 11, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                        (Continued on following page(s))

CUSIP NO.                              13D      PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Frank Musolino
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    3,235,000, representing 19.2% of outstanding
   SHARES                      stock, plus warrants to purchase 3,300,000,
 BENEFICIALLY                  representing 19.6% of outstanding stock,
  OWNED BY                     assuming all warrants are exercised.
    EACH               --------------------------------------------------------
  REPORTING            (8)     SHARED VOTING POWER
   PERSON                      None
    WITH               --------------------------------------------------------
                       (9)     SOLE DISPOSITIVE POWER
                               3,235,000, representing 19.2% of outstanding
                               stock, plus warrants to purchase 3,300,000,
                               representing 19.6% of outstanding stock,
                               assuming all warrants are exercised.
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,235,000, representing 19.2% of outstanding stock, plus warrants to purchase 3,300,000, representing 19.6% of outstanding stock, assuming all warrants are exercised.
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.2%, plus warrants to purchase 19.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                              13D      PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Tehara, Ltd.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    Warrants to purchase 500,000, representing 3.0%
   SHARES                      of outstanding stock
 BENEFICIALLY          --------------------------------------------------------
  OWNED BY             (8)     SHARED VOTING POWER
    EACH                       None
  REPORTING            --------------------------------------------------------
   PERSON              (9)     SOLE DISPOSITIVE POWER
    WITH                       Warrants to purchase 500,000, representing 3.0%
                               of outstanding stock
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Warrants to purchase 500,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                              13D      PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          First American Holdings, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    235,000, representing 1.4%
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   235,000, representing 1.4%
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          235,000, representing 1.4%
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.4%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       ATTACHMENT TO FORM 13D COVER SHEET

         All calculations on the Form 13D cover sheets have been made on the basis that 13,528,639 shares are presently outstanding.

Item 1.  Security and Issuer.

         The class of security to which this Amendment to Schedule 13D relates is common stock, $0.001 par value per share (the "Shares") of Net Command Tech, Inc. a Florida corporation (the "Company"). The Company's principal executive offices are located at 62 Indian Trace, Suite 601, Westin, Florida 33347.

Item 2.  Identity and Background.

         This Schedule 13D is being filed by Frank Musolino, First American Holdings, Inc., and Tehara, Ltd., hereafter referred to as the "Reporting Persons."

         (a)-(f). The following sets forth as to each of the Reporting Persons his (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted; (d) whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case; (e) whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree, or final order; and (f) citizenship.

         1.       (a) Frank Musolino
                  (b) 1623 Riverhills Drive
                      Temple Terrace, FL 33617.
                  (c) Owner, FM Investments
                      10630 North 56th Street
                      Temple Terrace, FL 33617
                  (d) None.
                  (e) None.
                  (f) United States.

         2.       (a) First American Holdings, Inc., a Florida corporation
                  (b) Investments.
                  (c) 601 South Harbour Island Boulevard, Suite 200
                      Tampa, FL 33602.
                  (d) None.
                  (e) None.

         3.       (a) Tehara, Ltd., a Cayman Islands corporation
                  (b) Investments.
                  (c) 10630 North 56th Street
                      Temple Terrace, FL 33617.

                  (d) None.
                  (e) None.

Item 3. Source and Amount of Funds or Other Consideration.

         $3,500,000.00 was used in the transactions. Frank Musolino used personal funds to complete the transactions reported on this Amendment to
Schedule 13D.

Item 4. Purpose of Transaction. Two transactions are reported hereby. The purpose of all transactions is to purchase various equity interests in the Issuer.

(a) On June 3, 1999, Frank Musolino agreed to provide $750,000 in bridge financing to the Issuer. In exchange for this bridge financing, the Issuer issued to Mr. Musolino 200,000 shares of restricted common stock and issued to Tehara, Ltd., a Cayman Islands corporation of which all the outstanding stock is owned by Mr. Musolino, warrants to purchase 500,000 shares of restricted common stock at a price of $2.00 per share. (b) On June 11, 1999, Frank Musolino provided $3,500,000 (inclusive of the bridge financing and an advance of $750,000 made on May 3, 1999) in permanent equity financing to the Issuer. In exchange, the Issuer issued to Mr. Musolino 2,800,000 shares of restricted common stock and warrants to purchase 2,800,000 shares of restricted common stock at a price of $3.00 per share. The Issuer also issued 235,000 shares of restricted common stock to First American Holdings, Inc., a corporation of which all the outstanding stock is owned by Mr. Musolino.

Item 5. Interest in Securities of the Issuer.

(a) As of June 11, 1999, Frank Musolino was the beneficial owner of 3,235,000 shares of the Company's common stock, representing 19.2% of the Company's outstanding stock, assuming all warrants are exercised. As of June 11, 1999, Frank Musolino was the beneficial owner of warrants to purchase 3,300,000 shares of the Company's common stock, representing 19.6% of the Company's outstanding stock, assuming all warrants are exercised. As of June 11, 1999, Tehara, Ltd. was the beneficial owner of warrants to purchase 500,000 shares of the Company's common stock, representing 3.0% of the Company's outstanding stock, assuming all warrants are exercised. As of June 11, 1999, First American Holdings, Inc. was the beneficial owner of 235,000 shares of the Company's common stock, representing 1.4% of the Company's outstanding stock, assuming all warrants are exercised.

(b) The responses of the Reporting Persons to items (7) through (11) of the portions of the cover page relating to beneficial ownership of Shares are incorporated herein by reference.

(c) Except as provided herein, there have been no transactions in Shares or other securities of the Company by the Reporting Person within the past 60 days or since the most recent Schedule 13D was filed.

(d)  None.

(e) None.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 21, 1999                           /s/ Frank Musolino
     ----------------------                    ---------------------------------
                                               FRANK MUSOLINO

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 21, 1999                     /s/ Frank Musolino
     ----------------------              ---------------------------------------
                                         FRANK MUSOLINO, President, Tehara, Ltd.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 21, 1999                   /s/ Frank Musolino
     ----------------------            -----------------------------------------
                                       FRANK MUSOLINO, President, First American
                                       Holdings, Inc.